UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, September 2024

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Changes in Officers and Directors

On September 30, 2024, Guardforce AI Co., Limited (the “Company”) announced that Mr. Kee Yun Kwan (“Mr. Kwan”), the Company’s Chief Operation Officer (“COO”), is stepping down from his position as the COO of the Company, effective immediately. Mr. Kwan’s previous duties and responsibilities have been assigned to the Company’s existing senior management members. Mr. Kwan’s resignation as the Chief Operation Officer is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission on January 5, 2022, (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Securities and Exchange Commission on February 9, 2022, and (iii) the prospectus dated June 14, 2022 contained in the Company’s post-effective Amendment No. 1 to the Form F-1 registration statement on Form F-3 (SEC File No. 333-258054) declared effective by the Securities and Exchange Commission on June 14, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2024	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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